Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*
____________________________________________________________________
(Name of Issuer) Canadian Imperial Bank of Commerce
____________________________________________________________________
(Title of Class of Securities) COM
____________________________________________________________________
(CUSIP Number) 136069101
____________________________________________________________________
(Date of Event Which Requires Filing of this Statement) Year-end Filing

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be ``filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (``Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          CUSIP No.  136069101

 (1) Names of reporting persons...Harris Financial Corp
  I.R.S. Identification Nos. of above persons (entities only)
 51-0275712
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 (2) Check the appropriate box if a member of a group
(a)
(b) x

(3) SEC use only...................................................
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(4) Citizenship or place of organization............................
A Delaware Corporation
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Number of shares beneficially owned by each reporting person with:
  (5) Sole voting Power...16,480,579

  (6) Shared voting power....0...............................

  (7) Sole dispositive power......21,605,716.......................

  (8) Shared dispositive power....0..........................
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(9) Aggregate amount beneficially owned by each reporting person
21,605,716
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 (10) Check if the aggregate amount in Row (9) excludes certain shares
 (see instructions)..................................................
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(11) Percent of class represented by amount in Row (9)...5.674%.......
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(12) Type of reporting person (see instructions)....HC.............
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Page--of--Pages-----------------------------------------------------
Item 1(a) Name of issuer:

Canadian Imperial Bk of Commerce

    Item 1(b) Address of issuer's principal executive offices:

Commerce Cout
199 Bay Street
Toronto, Ontario, Canada M5L 1A2

    2(a) Name of person filing: Harris Financial Corp
_____________________________________________________________________
    2(b) Address or principal business office or, if none, residence:
111 W. Monroe Street
P. O. Box 755
Chicago, IL 60690
_____________________________________________________________________
    2(c) Citizenship: A Delaware Corporation
_____________________________________________________________________
    2(d) Title of class of securities: COM
_____________________________________________________________________
    2(e) CUSIP No.: 136069101
_____________________________________________________________________

    Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
    (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
    (e) [ ] An investment adviser in accordance with Sec. 240.13d-
1(b)(1)(ii)(E);
    (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
    (g) [X] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
 Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
1.
    (a) Amount beneficially owned: 21,605,716
    (b) Percent of class:     5.674%
    (c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote    16,480,579
    (ii) Shared power to vote or to direct the vote 0
    (iii) Sole power to dispose or to direct the disposition of
    21,605,716
    (iv) Shared power to dispose or to direct the disposition of
     0

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
See Exhibit 2

Item 6. Ownership of More than 5 Percent on Behalf of Another
Person.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Harris Financial Corp., a Parent Holding Company,
111 W. Monroe St.
P.O. Box 755
Chicago, Ill 60690

Filing on behalf of the following subsidiaries:

BMO Nesbitt Burns, Inc., a broker-dealer
One First Canadian Place
7th Floor
Toronto, Ontario CANADA
M5X 1H3

Jones Heward Investments Inc., a Parent Holding Company
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

BMO Harris Investment Management Inc., an investment adviser
1 First Canadian Place
9th Floor
Suite 915
Toronto, Ontario CANADA
M5K 1H3

Jones Heward Investment Counsel Inc., an investment adviser
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

BMO Investorline Inc.
FCP
20th Floor
Toronto, Ontario CANADA
M5X 1A1

Jones Heward Funds, Canadian mutual funds
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

The Pension Fund Society of the Bank of Montreal, a Canadian pension fund
Corporate Secretary's Department
First Canadian Place
23rd Floor
Toronto, Ontario CANADA
M5X 1A1

BMO Guardian Funds
Commerce Court West
Suite 4100
Toronto, Ontario Canada
M5L 1E8

Harris Investment Management, Inc.
190 South LaSalle Street
P.O. Box 755
Chicago, Ill 60690

BMO Trust Company
302 Bay Street
7th Floor
Toronto, Ontario Canada
M5X 1A1

BMO Investments, Inc
302 Bay Street
10th Floor
Toronto, Ontario Canada
M5X 1A1

BMO Mutual Funds
302 Bay Street
10th Floor
Toronto, Ontario, Canada
M5X 1A1

BMO Capital Markets Corp
3 Times Square
28th Floor
New York, N.Y. 10036

BMO Nesbitt Burns Trading Corp, S.A.
3 Times Square
28th Floor
New York, N.Y. 10036

Harris Financial Corp
111 W. Monroe Street
Chicago, Ill 60690

Sullivan Bruyette Speros & Blaney
8180 Greensboro Drive
Suite 1100
McLean Va. 22102

BMO Financial Products Corp
3 Times Square
28th Floor
New York, New York 10036

Bank of Montreal Securities Canada, Inc
One First Canadian Place
3rd Floor
Toronto, Ontario, Canada
M5X 1A1

BMO Nesbitt Burns Corporation Ltd.
One First Canadian Place
4th Floor
Toronto, ontario, Canada
M5X 1H3

BMO Nesbitt Burns Equity Partners Inc.
100 King Street West
One First Canadian Place
6th Floor
Toronto, Ontario, Canada M5X 1H3

First National Bank & Trust - Indiana
101 W. Sycamore St.
Kokomo Ind. 46901

Harris Investor Services
311 W. Monroe Street
Chicago, Ill 60603

Bank of Montreal Holdings Inc.
350 7th Avenue S.W.
Calgary, Alberta , Canada
T2P 3N9

And filing on behalf of its parent:

Bank of Montreal
1 First Canadian Place
Toronto, Ontario Canada
MX5 1A1

Item 8. Identification and Classification of Members of the Group
See Exhibit 2

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 09, 2009

HARRIS FINANCIAL CORP.


BY:  (Jim Fox)
      Jim Fox
      Vice President

Schedule 13G
Exhibit 1

BMO Nesbitt Burns Trading Corp S.A. is a wholly owned subsidiary of Bank of Montreal Holding Inc., which is a wholly-owned subsidiary of Bank of Montreal.

BMO Nesbitt Burns, Inc. is a wholly-owned subsidiary of BMO Nesbitt Burns Corporation Limited, which is a wholly-owned subsidiary of Bank of Montreal Securities Canada Limited, which is a wholly-owned subsidiary of Bank of Montreal Holding Inc., which is a wholly-owned subsidiary of Bank of Montreal.

Jones Heward Funds are Canadian mutual funds advised by Jones Heward Investment Counsel, which is a wholly-owned subsidiary of BMO Harris Investment Management Inc, which is a subsidiary of Jones Heward Investments Inc., which is a subsidiary of BMO Nesbitt Burns Inc. and the Bank of Montreal.

The Pension Fund Society of the Bank of Montreal is a Canadian pension fund advised by Jones Heward Investment Counsel, which is a wholly-owned subsidiary of BMO Harris Investment Management Inc, which is a subsidiary of Jones Heward Investments Inc., which is a subsidiary of Nesbitt Burns Inc. and the Bank of Montreal.

BMO Guardian Funds is a wholly-owned subsidiary of Bank of Montreal.

First Canadian Mutual Funds are Canadian mutual funds advised and managed by Jones Heward Investment Counsel, BMO Harris Investment
Management Inc, and First Canadian Funds Inc., which are wholly-owned direct or indirect subsidiaries of Bank of Montreal.

Jones Heward Investment Counsel is a wholly-owned subsidiary of BMO Harris Investment Management Inc, which is a wholly-owned subsidiary of Jones Heward Investments Inc., which is a wholly-owned subsidiary of Bank of Montreal and Nesbitt Burns Inc.

Pursuant to Rule 13d-1(k)(1)(iii), Bank of Montreal, Bank of Montreal Holding Inc., Bank of Montreal Securities Canada Limited, BMO Nesbitt Burns Corporation Limited, BMO Nesbitt Burns Inc., Jones Heward Funds, The Pension Society of the Bank of Montreal, First Canadian Funds Inc., First Canadian Mutual Funds, Jones Heward Investment Counsel Inc., Jones Heward Investment Management Inc., Jones Heward Investments
Inc., BMO Nesbitt Burns Trading Corp, S.A., HIM first Canadian funds, BMO Financial, Inc, and BMO Guardian Funds,agree to this filing of Schedule 13G by Harris Financial Corp.
This exhibit is submitted as proof of their agreement and authorization for Harris Financial Corp. to file on their behalf.

Dated:  February 09, 2009

BANK OF MONTREAL

BY:  (Simon Fish)
      Simon Fish
        EVP & General Counsel Legal & Financial

BANK OF MONTREAL HOLDING INC.

BY:  (Chris Begy)
      Chris Begy
     Vice President, Chief Accountant

Harris Financial Corp

By:  (Jim Fox)
      Jim Fox
     Vice President

BMO Nesbitt Burns, Inc

By:  (Robert Allair)
      Robert Allair
     Vice President and Managing director

Jones Heward Investments, Inc.

By:  (Barry Cooper)
      Barry Cooper
     President & CEO

BMO Harris Investment Management Inc.

By:  (Yannick Archambault)
      Yannick Archambault
     VP & National Director

Jones Heward Investment Counsel Inc.

By:   (Dirk McRobb)
       Dirk McRobb
      SVP, Chief Administrative Officer, Chief Compliance Officer

BMO Investorline Inc.

By:   (Tom Flanagan)
       Tom Flanagan
      President and CEO


The Pension Fund Society of the Bank of Montreal

By:   (Claire Kyle)
       Claire Kyle
      Director

BMO Guardian Funds

By:   (Stuart Freeman)
       Stuart Freeman
      Chief Financial Officer

Harris Investment Management Inc.

By:   (William O. Leszinske)
       William O. Leszinske
       President

BMO Trust Company

By:   (Carol Neal)
       Carol Neal
      Chief Financial Officer

BMO Investments, Inc

By:   (Ed Legzdins)
       Ed Legzdins
      President and CEO

BMO Capital Markets Corp

By:   (Ivan Gerstein)
       Ivan Gerstein
      VP - IBG Finance

BMO Nesbitt Burns Trading Corp, S.A.

By:   (Ivan Gerstein)
       Ivan Gerstein
      VP - IBG Finance

Sullivan Bruyette Speros & Blaney

By:   (Greg Sullivan)
       Greg Sullivan
      Managing Director

Bank of Montreal Securities Canada Ltd.

By:   (Pierre Greffe)
       Pierre Greffe
       Executive Vice President - Finance

BMO Nesbitt Burns Corporation Ltd.

By:   (Robert Allair)
       Robert Allair
       Vice president & Managing Director

BMO Nesbitt Burns Equity Partners Inc.

By:   (Brian Staffen)
       Brian Staffen
       CFO

BMO Mutual Funds

By:   (Ed Legzdins)
       Ed Legzdins
       President

BMO Financial Products Corp

By:   (Ivan Gerstein)
       Ivan Gerstein
       VP - IBG finance

Harris Investor Services

By:   (Michael Miroballi)
       Michael Miroballi
       President & COO


Schedule 13G
Exhibit 2

This Schedule is being filed by Harris Financial Corporation, its parent company, Bank of Montreal.